UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*
Performant Financial Corporation
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
71377E105
(CUSIP NUMBER)
Phil Frohlich
1924 South Utica Ave., Suite #1120
Tulsa, Oklahoma 74104-6429
(918) 747-3412
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 17, 2023
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [X].
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 71377E105		13D
1	NAME OF REPORTING PERSONS Prescott Group Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,763,291
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,763,291
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,763,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON* IA
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 71377E105		13D
1	NAME OF REPORTING PERSONS Prescott Group Aggressive Small Cap, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,763,291
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,763,291
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,763,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 71377E105		13D
1	NAME OF REPORTING PERSONS Prescott Group Aggressive Small Cap II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,763,291
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,763,291
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,763,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 71377E105		13D
1	NAME OF REPORTING PERSONS Prescott Group Aggressive Small Cap Master Fund, G.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,763,291
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,763,291
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,763,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 71377E105		13D
1	NAME OF REPORTING PERSONS Phil Frohlich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,763,291
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,763,291
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,763,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 5 TO SCHEDULE 13D
The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II”, and, together with Prescott Small Cap, the “Small Cap Funds”), Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Master Fund”) and Phil Frohlich, the principal of Prescott Capital, relating to Common Stock, par value $0.0001 per share (the “Common Stock”), of Performant Financial Corporation, a Delaware corporation (the “Issuer”) on March 26, 2020, as amended by Amendment No. 1 filed on October 26, 2020, Amendment No. 2 filed on June 4, 2021, Amendment No. 3 filed on October 7, 2021, and Amendment No. 4 filed on January 25, 2022.
This Amendment No. 5 relates to shares of Common Stock of the Issuer held in the account of the Master Fund, of which the Small Cap Funds are general partners. Prescott Capital serves as the general partner and investment manager of the Small Cap Funds and may direct the Small Cap Funds, the general partners of the Master Fund, to direct the vote and disposition of the 15,763,291 shares of Common Stock held by the Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 15,763,291 shares of Common Stock held by the Master Fund.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 3. Source and Amount of Funds
Item 3 of Schedule 13D is amended and restated as follows:
As of March 20, 2023, the Master Fund had invested $25,408,593 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the working capital of the Master Fund.
Item 5.  Interest in Securities of the Issuer
Item 5 of Schedule 13D is amended and restated as follows:
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 75,505,108 shares of Common Stock outstanding as of March 15, 2023, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 17, 2023.
As of 9:00 a.m., New York City time, on March 20, 2023, the Master Fund directly held and beneficially owned 15,763,291 shares of Common Stock, representing approximately 20.9% of the outstanding Common Stock. As general partners of the Master Fund, the Small Cap Funds may be deemed to beneficially own the shares of Common Stock held by the Master Fund. As the general partner of the Small Cap Funds, Prescott Capital may also be deemed to beneficially own the shares of Common Stock held by the Master Fund. As managing member of Prescott Capital, Phil Frohlich may be deemed to beneficially own the shares of Common Stock held by the Master Fund.
The filing of this statement on Schedule 13D shall not be construed as admission that any of Prescott Capital, the Small Cap Funds or Mr. Frohlich is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 15,763,291 shares of Common Stock held by the Master Fund and pursuant to Rule 13d-4, Prescott Capital, the Small Cap Funds and Mr. Frohlich disclaim all such beneficial ownership.
(c) Transactions by or on behalf of the Reporting Persons effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
 Dated: March 20, 2023
Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich
Name:	Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
its general partner

Prescott Group Aggressive Small Cap II, L.P.

By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap Master Fund, G.P.

By:	Prescott Group Aggressive Small Cap, L.P., general partner
By:	Prescott Group Aggressive Small Cap II, L.P., general partner
By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Phil Frohlich

By:	/s/ Phil Frohlich
Phil Frohlich

SCHEDULE A
TRANSACTIONS
The following table sets forth all transactions by or on behalf of the Reporting Persons with respect to shares of Common Stock effected in the last 60 days, inclusive of any transactions effected through 9:00 a.m., New York City time, on March 20, 2023. Except as otherwise noted below, all such transactions were purchases of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.
Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale
Buy	5,635	$ 2.85	03/15/2023
Buy	2,770	$ 2.80	03/16/2023
Buy	300,182	$ 2.66	03/17/2023